[HIGHLANDS BANKSHARES LETTERHEAD]

May 23, 2014

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Highlands Bankshares
Registration Statement on Form S-1
Filed April 17, 2014
File No. 333-195355

Dear Mr. Schiffman:

Highlands Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated May 8, 2014, containing comments on the Company’s above-referenced Registration Statement on Form S-1 (the “S-1”).  This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Prospectus Cover Page

1.	State that the underwriters will use their best efforts to sell the securities offered. See Item 501 of Regulation S-K.

There is no underwriter in connection with the rights offering.  McKinnon & Company has rendered financial advisory services to us in connection with the structuring of the rights offering; however, neither McKinnon nor any other broker-dealer is engaged in the solicitation or distribution of the rights offering.  We have disclosed in the “Plan of Distribution” that neither McKinnon nor any other broker-dealer is acting as an underwriter in the rights offering.  We have revised the prospectus cover page and the other applicable areas of the S-1 to clarify that McKinnon is not engaged in the solicitation or distribution of the rights offering.

2.	Please clarify here and throughout the circumstances under which the board might cancel the offering or under which the offering would not be completed.

        There are no specific or currently contemplated circumstances under which the board of directors might cancel the rights offering and we have disclosed throughout that there is no minimum subscription to complete the rights offering. However, the board of directors has reserved the right, as is typical in offerings of this type, to cancel the offering for any reason and we have expressly stated this in the S-1.  Potential reasons could include, for example, severe financial market disruption, natural disasters or legal developments that make the completion of the rights offering impractical or inadvisable.  Due to the uncertain and unlikely nature of any such circumstances, however, we do not believe that any clarification would be appropriate or material to investors.  We have revised the disclosure under “The Rights Offering—Return of Funds” to clarify that the only offering requirement that must be met is that the board of directors determines to complete the rights offering by accepting properly tendered subscriptions.

Incorporation by Reference, page ii

3.	Please file the incorporated proxy statement or include in the S-1 the incorporated sections prior to effectiveness.

Our proxy statement for the 2014 annual meeting of shareholders was filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2014 and is incorporated by reference into the S-1.

Questions and Answers Relating to the Rights Offering

Why are we conducting the rights offering?, page 2

4.	Please advise us with a view towards disclosure whether the private placements or rights offering are needed to comply with minimum capital ratios or your written order with regulators.

Neither the private placement nor the rights offering is needed to comply with minimum capital ratios or our written agreement with the Federal Reserve Bank of Richmond.  As of March 31, 2014 (prior to the consummation of the private placement), our capital ratios were in excess of regulatory minimums to be considered “well capitalized.”  Our written agreement, which was attached as an exhibit to our Current Report on Form 8-K filed with the Commission on October 19, 2010, does not contain any additional or different minimum capital ratios that must be met or maintained by us.

What are the U.S. federal income tax consequences of exercising my subscription rights?

5.
Form S-1 and Item 601(b)(8) of Regulation S-K require you to obtain and file a tax opinion as to the material federal income tax consequences of the distribution and exercise of the subscription rights. Accordingly, please state that you have an opinion of counsel as to the material federal income tax consequences; summarize the opinion briefly here and in the Summary section; revise the main section on page 35; and file the opinion. Alternately, advise the staff why no tax opinion is required.

Item 601(b) of Regulation S-K requires opinions on tax matters for (i) filings on Form S-11, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) roll-up transactions and (iv) other registered offerings where the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.”  None of items (i)–(iii) above applies in the case of the rights offering, so a tax opinion is required to be filed only if the tax consequences are material to an investor.  Staff Legal Bulletin No. 19, dated October 14, 2011 (“SLB 19”), provides that such “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.”  SLB 19 elaborates that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert’s opinion to understand the tax consequences in order to make an informed decision. We do not believe this rights offering is such a transaction. Therefore, we have not filed an opinion of tax counsel as an exhibit to the S-1.  We have revised the disclosure under “Certain U.S. Federal Income Tax Consequences” to clarify that these statements are based upon management’s understanding.

Private Placement, page 7

6.
Quantify the share ownership of the purchasers in the private placement, other than directors and officers. Describe the rights of these purchasers to purchase additional securities post-offering to maintain that ownership percentage.

We have revised the S-1 to quantify the aggregate share ownership of the purchasers in the private placement who have the contractual right to purchase additional securities following the rights offering.  In addition, we have revised applicable disclosures throughout the S-1 to describe these rights in additional detail and to quantify the number of shares that could be purchased by these purchasers.

The Rights Offering, page 8

7.
Reconcile the disclosure at the bottom of page 8 under the heading “private placement” where you state that “purchasers in the Private Placement are not entitled to participate in the rights offering” with the disclosure elsewhere in the document that only directors and officers are excluded from the offering. For example, on page 24 you state that subscription rights “entitle holders of our common stock, other than directors and executive officers, to purchase….”

Purchasers in the private placement are not entitled to participate in the rights offering because the record date for the right offering occurred prior to the closing of the rights offering.  We have revised the S-1 to clarify this point.

Risk Factors

8.	Reorder to place the risks of the rights offering before the company risks, as your shareholders are likely more familiar with the company risks.

We have revised the S-1 as requested.

Risks Related to the Company, page 11

9.	Revise the heading and body of the second risk factor on page 14 to be more specific to your company, business or industry.

We have revised the S-1 as requested.

Recently passed legislation could allow us to deregister .  . ., page 16

10.	State how many holders of record you currently have and the number that would allow you to deregister.

We have revised the S-1 as requested.

*           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (276) 628-9181 or our counsel, Charles W. Kemp at Williams Mullen, at (804) 420-6929.

Thank you for your assistance in this matter.

Yours truly,

/s/ Samuel L. Neese
Samuel L. Neese
Executive Vice President and Chief Executive Officer

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